March 9, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C.20549

Attention: Dale Welcome

Anne McConnell

Re:	SeaChange International, Inc.

Form 10-K for the fiscal year ended January 31, 2020 Filed April 20, 2020

File No. 001-38828

Dear Mr. Welcome and Ms. McConnell,

SeaChange International, Inc. (the “Company”, “we”, “our” or “us”) submits this letter in response to the Staff’s comment letter, dated March 5, 2021, regarding the Company’s Form 10-K for the fiscal year ended January 31, 2020 filed April 20, 2020. For your convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.

Form 10-K for the fiscal year ended January 31, 2020

Financial Statements

2. Summary of Significant Accounting

Policies Revenue Recognition, page 59

1.	We appreciate your response to comment one from your letter dated February 10, 2021, please further address the following:

•

You disclose on page 5 of your Form 10-K that “Framework is available as a product, SaaS, and/or managed service, on-premises, cloud and hybrid”. Please more fully explain to us how you considered this in your determination that revenue related to the products in the software bundle should be recognized at a point in time upon delivery to the customer.

We respectfully acknowledge the Staff’s comment. The Company has developed the Framework product to quickly and simply integrate with our customer’s network. The Framework product is a pre-integrated software solution that generally does not require separate installation services. The Framework product can be delivered as an on-premises perpetual or term-based license, or a managed cloud-based SaaS license. Please note, however, that we have only sold one SaaS license to date, which was in the fiscal year ended January 31, 2021. All other licenses sold have been perpetual licenses. Upon delivery of a perpetual license, the Company provides its customer with a right to use, not simply a right to access. Accordingly, the control of the functional intellectual property passes at a single point in time and revenue attributable to the software is recognized upon delivery. Delivery of the software occurs at the point in time when the customer is provided keys to download the software. For the fiscal year ended January 31, 2020, all of the Company’s Framework agreements were delivered under a perpetual license, which is reflected in the Company’s disclosures. The language on page 5 of the Business Section of the Company’s Report on Form 10-K is simply intended to describe the various customer offering models, which exist for the Framework product.

If the Company contracts with its customer to deliver a SaaS license, it is providing the customer only with a right to access the software over a specified time period. In the Company’s SaaS arrangement, the customer does not have the contractual right to take possession of the software at any time and the customer cannot run the software on its own hardware or contract with another party unrelated to the vendor (SeaChange) to host the software. The Company recognizes the full value of the contract ratably over the contractual term of the SaaS license. As noted above, for the year ended January 31, 2020, the Company had no Framework agreements delivered under a SaaS model; accordingly, the Company determined that separate disclosure was not warranted. However, the Company will update its disclosures in future filings, as appropriate, if more customers select the SaaS delivery model and such disclosure becomes material to an understanding of the Company’s business.

•

You indicate in your response that you use the residual approach to determine the selling price of your Framework software license and appear to rely on ASC 606-10- 32-34(c)(1) in that determination. Please more fully explain to us how you evaluated other methods to estimate the standalone selling price of the Framework software license. To the extent you determined prices of the Framework software license are highly variable, please provide us a comprehensive discussion of the variability in your software license selling prices to support your conclusion.

We respectfully acknowledge the Staff’s comment. The Company does not rely upon a pricelist when formulating the sales price of its Framework deals and individual prices can vary greatly from customer to customer. The Framework contracts entered into by SeaChange have multiple performance obligations sold in a bundle, consisting of a combination of license, hardware (if included) and maintenance services (including, when and if available updates, and customer support). The individual components are not separately priced to the customer in the contract, rather, the price offered to the customer for all of the performance obligations is a single lump-sum price. In addition, there are only a limited number of Framework customer contracts and none of the current contracts have reached the end of the initial term. Thus, the Company did not have observable pricing with respect to maintenance services. Therefore, an expected cost-plus margin analysis was performed for the development of Standalone Selling Price (“SSP”) for both the hardware and the maintenance services. As indicated in our disclosure, the Company’s current pricing model for Framework is value-based, which results in a wide range of pricing , and, as such, the Company believes that the bundled pricing for Framework deals meets the definition of highly variable. As the Company only entered into 32 Framework contracts prior to January 31, 2020, it determined that taking into account market conditions, entity-specific factors or customer classes to disaggregate or stratify its customer population would not result in sufficient data points to perform a meaningful statistical SSP analysis for the Framework bundled pricing, which the Company considered as part of its SSP analysis of Framework bundled pricing in order to meet the criteria for directly observable pricing.

In addition, as the Framework model was new to the Company in fiscal 2020 and the market is still being established there is a significant level of uncertainty as to future pricing models. Therefore, as stated above, the Company believes that the bundled pricing for the Framework agreements meets the criteria of highly variable in accordance with the SSP principles of ASC 606.

The Company acknowledges that in order to meet the allocation objective under ASC 606-10-32-28, the Company must be able to conclude that the amount allocated to the software licenses is consistent with the allocation objective. The Company further notes that in order to use the residual method for a performance obligation included in a bundled pricing arrangement, the contract must include at least one performance obligation for which the SSP is observable. The Company notes that both hardware and maintenance services were evaluated on an expected cost plus a margin basis and therefore represent observable pricing.

Finally, the Company analyzed the results of the amounts allocated to the software licenses under the residual method, noting that such results were consistent with the allocation objective and the Company did not observe any instances in which a disproportionately lower (i.e., no significant value allocated to the software license) or higher (i.e., substantially all value allocated to the software license) portion of the transaction price was allocated to the software license than what the Company would consider to be reasonable.

As required, the Company evaluates each performance obligation in order to allocate the appropriate portion of the transaction price. The Company relied upon the guidance of ASC 606-10-32-33 and the three methods for estimating the SSP: (1) Adjusted market assessment approach method, (2) expected cost plus a margin approach and (3) residual approach.

The following is a further summary of the steps that the Company took to consider each method as it relates to the Framework software licenses:

(1)	Adjusted market assessment approach

Description: An entity can estimate the price of goods or services based on the market, what customers are willing to pay in the market for those goods or services. The entity can also refer to the prices charged by its competitors for similar goods or services. This method is suitable in situations where multiple competitors offer similar goods or services.

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SeaChange Analysis—Our competitors’ pricing is highly diverse and variable. There is no retail market to facilitate a comparison of prices (such as Microsoft Office or TurboTax) and the Company does not have access its competitors’ market data. Accordingly, management does not believe this is an appropriate method of estimating SSP for the Framework software licenses.

(2)	Expected cost plus margin approach

Description: Considers the forecasted costs of fulfilling the performance obligation and adds a reasonable profit margin as per the market. This method may be most suitable in situations where (a) demand for the good or service is unknown and information on the demand for similar goods or services from competitors is not available, and (b) direct fulfillment costs are clearly identifiable.

➣

SeaChange analysis—The Framework products are not custom built for each individual customer and the direct fulfillment costs are not clearly identifiable. Additionally, costs to develop the Framework products are not used to establish the pricing to the customer. Accordingly, management does not believe this is an appropriate method of estimating SSP for the Framework software licenses.

(3)	Residual approach

Description: Allows an entity that has observable standalone selling prices for one or more of the performance obligations to allocate the remaining transaction price to the goods or services that do not have observable standalone selling prices. Observable selling price is the price that the entity charges for the good or service in a separate transaction when sold to similar customers and under similar conditions. The sum of the observable standalone selling prices is deducted from the total transaction price to find the residual estimated standalone selling price for the goods or services that do not have observable standalone selling prices.

➣

SeaChange analysis—The Company recognizes that under ASC 606 certain criteria must be met for the residual approach to be applied (ASC 606-10-32-34(c). The criteria are that the selling price is highly variable or uncertain.

The Company asserts that the selling price is highly variable. The definition of highly variable is when an “entity sells the same good or service to different customers (at or near the same time) for a broad range of amounts” so that a single-point estimate of SSP or even a sufficiently narrow range of values representing SSP is “not discernible from past transactions or other observable evidence.” As previously noted, the pre-integrated

Framework bundle was a new go-to-market approach with significant pricing variability. The Framework product does not have a set price. Since implementing this new go to market model, we have sold thirty-two (32) deals ranging in price of less than $1,000,000 to over $5,000,000. We do not believe there is a discernable concentration around a single price, range of prices, or other metrics; therefore, we believe the selling price is highly variable.

The Company asserts that the selling price is uncertain. This is the case when an “entity has not yet established a price for [a] good or service, and the good or service has not previously been sold on a standalone basis.” Given that the Company does not have a history of standalone sales for software (i.e. without annual maintenance, installation or other professional services), the Company believes the selling price of the software included in the Framework is uncertain.

As a result, management has determined the residual method is the best approach for estimating SSP for the Framework software licenses.

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You indicate in your response that the Framework bundle is a new go-to-market approach with significant variability. You also indicate that you utilize an expected cost plus margin approach to determine the standalone selling price of the Framework support services and any associated third-party hardware or software and specified upgrades. Given the new approach related to Framework, please more fully explain to us how you were able to estimate the amount of support services and specified upgrades that will be necessary to support this new offering.

We respectfully acknowledge the Staff’s comment. We conducted a thorough review based on interviews with management, industry trends, and financial inputs, including expected gross margins, to arrive at the SSP for support services. The Company has a dedicated support department and the related costs are measurable. We have targeted a range for the gross margin we expect to realize on the Framework licenses, which we believe is reflective of market rates. Our original analysis of SSP for support services margins was based on annual sample size of Framework licenses and we concluded that we could calculate the average cost of support to within a small range to arrive at an average expected cost. The expected cost-plus margin for hardware is based on the cost of the hardware from third parties, plus a reasonable markup that the Company believes is reflective of a market-based reseller margin. Although the Company would separately evaluate any specifically identified customer upgrades, the Company notes that no significant upgrades were sold under Framework agreements for the fiscal year ended January 31, 2020 and was simply noted in our prior response to reflect what customer’s may request in the future and the expected SSP approach the Company would take if the situation arises.

•

You indicate in your response that “some contracts may have terms such that the customer is billed annually over the contract term of five years”. Please tell us and revise your disclosures in the notes to the financial statements to disclose and discuss the billing arrangements for Framework as required by ASC 606-10-50-9. In addition, given the material negative impact that these billing arrangements have had on operating cash flows, please revise your annual and interim disclosures under Liquidity and Capital Resources in MD&A to provide additional information related to billed and unbilled account receivable balances as of each balance sheet date, including ageings of billed accounts receivable and schedules of unbilled accounts receivable that indicate the time periods during which amounts are expected to be billed.

We respectfully acknowledge the Staff’s comment. We disclose within Note 2- Summary of Significant Accounting Policies- Revenue Recognition (page 62) that contract assets consist of unbilled revenue, which is recognized as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Unbilled receivables expected to be billed and collected within one year from the balance sheet date are classified as current assets, and as long-term assets if expected to be billed and collected after one year from the balance sheet date. On the face of our Consolidated Balance Sheets (page 49), we disclose Unbilled Receivables and Unbilled Receivables, Long Term of $14.3 million and $9.0 million, respectively, as of January 31, 2020. As such, we believe we have fulfilled the requirements of ASC 606-10-50-9. However, the Company will prospectively enhance the discussion of its billing arrangements for Framework, including the expected timing of the related payments and the effect such timing has on its contract asset balances, in future filings. The Company did not have any long-term accounts receivable at either January 31, 2020 or January 31, 2019. Billed amounts are expected to be collected within one year and as such are classified within current assets in the Balance Sheet.

Within Liquidity and Capital Resources (page 37), we disclose that net cash used in operating activities was $14.8 million for fiscal 2020 and was primarily the result of our $8.9 million net loss and changes in our operating assets and liabilities, including a $17.8 million increase in unbilled receivables primarily related to Framework. Changes in accounts receivable, unbilled receivables, accounts payable and accrued expenses were generally due to timing of customer and vendor invoicing and payments as well as the timing of Framework engagements. We will provide additional information related to billed accounts receivable, including an aging of outstanding amounts, and unbilled accounts receivable, including a schedule indicating the time period over which such amounts are expected to be billed, on a prospective basis in our future annual and interim filings, including in our annual Form 10-K for the year ended January 31, 2021, expected to be filed in April 2021.

•	Based on the extended billing terms noted above, please more fully explain how you considered the provisions of ASC 606-10-32-15 and 16.

We respectfully acknowledge the Staff’s comment. As disclosed in Note 1- Summary of Significant Accounting Policies- Revenue Recognition (page 62), some of our contracts have payment terms that differ significantly from the timing of revenue recognition, which requires us to assess whether the transaction price for those contracts include a significant financing component in accordance with the provisions of ASC 606-10-32-15 and 16. We have elected the practical expedient within ASC 606-10-32-18 that permits an entity not to adjust for the effects of a significant financing component if it expects that the period between when the entity will transfer a promised good or service to a customer and when the customer will pay for that good or service, will be one year or less. For those contracts in which the period is expected to exceed the one-year threshold, we assess whether the transaction price includes a significant financing component and complete a quantitative estimate of the financing component and its relative significance. It is noted that this assessment requires significant judgment. We estimate the significant financing component provided to our customers with extended payment terms by determining the present value of the future payments and applying a discount rate that reflects the customer’s creditworthiness.

Upon contract execution, the Company allocates the transaction consideration to each performance obligation based on relative SSP. Based on the Company’s extended terms noted above, the total amount financed is equal to the value of the Framework software and Framework hardware, as revenue for these performance obligations is recognized at a point in time, but payment terms can include installments payable over the course of principally two to five years. The Company calculates the net present value of future payments attributable to the Framework license and hardware using a discount rate , which the Company believes is in line with current market rates based on a yield curve analysis of technology companies with three to five year payment terms. The Company compares the total financed amount with the net present value of payments, and the difference between these amounts is the calculated significant financing component. As a result, the Company recognized interest income of approximately $104,000 related to significant financing components for the year ended January 31, 2020.

Based on the above, the Company believes it has fulfilled its requirements under ASC 606-10-32-15 through 32-16 by adjusting the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer with the significant benefit of financing the transfer of goods or services to the customer.

•

Given the disparity of when software licenses are billed under your Legacy and Framework offerings, please tell us what consideration you have given to providing disaggregated revenue disclosures by solution type (Legacy and Framework) based on the provisions of ASC 606-10-50-5.

We respectfully acknowledge the Staff’s comment. In summary, we have evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 with respect to additional disclosures of disaggregated revenues and determined that the various revenue disaggregation disclosures we currently report are appropriate. When evaluating our disclosure requirements, we considered the primary economic factors (such as type of customer, geographical location of our customer, and types of contract as described in ASC 606-10-50-7) that affect the nature, amount, timing and uncertainty of our revenue and cash flows. In assessing the categories that might be appropriate to include, we considered, among other things, the following examples set forth in ASC 606-10-55-91:

55-91 Examples of categories that might be appropriate include, but are not limited to, all of the following:

a.	Type of good or service (for example, major product lines)

b.	Geographical region (for example, country or region)

c.	Market or type of customer (for example, government and nongovernment customers)

d.	Type of contract (for example, fixed-price and time-and-materials contracts)

e.	Contract duration (for example, short-term and long-term contracts)

f.	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

g.	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries)

Both our product and service revenues are generated across many different markets, geographies and customer sets. Accordingly, we disaggregate our revenue categories in accordance with ASC 606-10-55-91 as follows:

a.	Type of good or service (for example, major product lines):

•	Our revenues are generated from the sale of both products and services, and we therefore disaggregate our revenues by product and service revenues on the face of our income statement (page 50).

•

We further disaggregate our service revenues by disaggregating service revenues that are associated with the provision of professional services from service revenues associated with maintenance services; see Note 12 – Revenue from Contracts with Customers (page 77).

b.	Geographical region (for example, country or region):

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We also consider the geographic dispersion of our revenue and disaggregate our revenue based on whether it was generated in North America, Europe and Middle East, Latin America, or Asia Pacific. Additionally, we disaggregate our revenue based on whether the customer was within or outside the United States. We do not further disaggregate our foreign revenue as our revenue generated in each foreign country is individually insignificant. See Note 13 – Geographic Information (page 78).

c.	Market or type of customer (for example, government and nongovernment customers)

•

Our revenue streams come from the same types of customers; we currently sell our products primarily to video service providers, such as cable system operators and telecommunications companies, as well as content providers. For the fiscal year ended January 31, 2020, no customer accounted for more than 10% of our total revenue, as disclosed in Item 1- Business (page 7). Therefore, we do not believe disaggregating revenue by market or customer type is required by ASC 606-10-55-91.

d.	Type of contract (for example, fixed-price and time-and-materials contracts)

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While the vast majority of our contracts have fixed pricing for products and services, some of our legacy professional services are priced on a time-and-materials basis. However, we determined that the amount of time-and-materials contracts were not significant compared to overall service revenue, and therefore, we do not believe disaggregating revenue by type of contract is required by ASC 606-10-55-91.

e.	Contract duration (for example, short-term and long-term contracts)

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Our primary product offering consists of a perpetual license, which has no set contract duration, and the service components of our contracts have substantially similar terms in all arrangements. Therefore, we do not believe disaggregating revenue by contract duration is required by ASC 606-10-55-91.

f.	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

•

Our revenue streams come from the same transfer of products (substantially all which are recognized at a point in time), support services (substantially all which are recognized ratably over time) and for legacy contracts professional services (substantially all which are recognized based on an input method of hours incurred to total estimated hours); These patterns of transfer are disclosed in Note 2- Summary of Significant Accounting Policies- Revenue Recognition (pages 60-61) and Note 12- Revenue from Contracts with Customers (page 77), and align with the disaggregation of revenue by type of good or services, as described in a. above. Therefore, we believe that we have sufficiently disaggregated revenue by timing of transfer in accordance by ASC 606-10-55-91.

g.	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries)

•

As discussed in c. above, our revenue streams come from the same types of customers, and we currently do not sell our products via intermediaries. Therefore, we do not believe disaggregating revenue by sales channel is required by ASC 606-10-55-91.

We are cognizant that we present additional disaggregated disclosures with respect to further break down of product and sales revenue in our press releases and investor presentations filed with the SEC on Form 8-K, while we do not do so in our Forms 10-K and 10-Q. In formulating this approach, which we have done so with attention to ASC 606-10-50-5 to 7, we note that we include the information in our press releases and our investor presentations in response to past requests for such information by users of our financial statements. On the other hand, our chief operating decision makers utilize aggregate consideration to be received from a given contract when deciding whether to enter into those transactions and in evaluating strategic decisions, as well as when examining the financial performance of the Company. Distinctions between legacy and Framework license streams are not key decision factors when entering into contractual arrangements with our customers, as the Company’s new go-to-market approach consists of only offering the new Framework agreement. However, in consideration of the continued use of this disaggregation of specific products and services by readers of our press releases and investor presentations, we will prospectively consider adding this additional disaggregation in our future filings.

As our business continues to grow and diversify, we will continue to review our disaggregated revenue disclosures and adjust those disclosures as appropriate to reflect changes that may occur over time to the underlying economic nature of our agreements and the impact to our consolidated revenues and cash flows in accordance with ASC 606-10-50-5 and 606-10-55-90 and 55-91, respectively.

Sincerely,

/s/ Michael D. Prinn

Michael D. Prinn

Chief Financial Officer

SeaChange International, Inc.

michael.prinn@schange.com

Tel. (617) 501-7131